1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
215.963.5000                                              Counselors at Law
Fax: 215.963.5001

LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

June 24, 2014

FILED AS EDGAR CORRESPONDENCE

Mr. Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
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Dear Mr. Parachkevov:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on May 22, 2014, regarding the Trust's post-effective amendment No. 231, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 232, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the U.S. Securities and Exchange Commission (the "SEC") on April 10, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") concerning the LSV U.S. Managed Volatility Fund, the LSV Global Managed Volatility Fund and the LSV Global Value Fund (each a "Fund," and together the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUSES

1. COMMENT. Please confirm supplementally that the "Example" in each prospectus only shows the effect of the contractual fee waiver/expense reimbursement for the term of the contractual fee waiver/expense reimbursement agreement and that the Adviser is not entitled to recoup from the Funds any fees waived or expenses reimbursed pursuant to such agreement.

     RESPONSE. The Trust confirms that the "Example" in each prospectus only shows the effect of the contractual fee waiver/expense reimbursement for the term of the contractual fee waiver/expense reimbursement agreement and that the Adviser is not entitled to recoup from the Funds any fees waived or expenses reimbursed pursuant to such agreement.

2. COMMENT. In the "Principal Investment Strategies" section of the LSV U.S. Managed Volatility Fund prospectus, please specify the types of equity securities other than common stocks that the Fund currently anticipates investing in as part of its principal investment strategy.

     RESPONSE. The Adviser has confirmed that the Fund does not currently anticipate investing in equity securities other than common stocks as part of its principal investment strategy.

3. COMMENT. For the LSV U.S. Managed Volatility Fund and the LSV Global Managed Volatility Fund, please provide more information in each prospectus's "Principal Investment Strategies" section regarding how the Funds seek to manage volatility.

     RESPONSE. The sections have been revised to read as follows:

          Additionally, securities are ranked based on sensitivity to broader market movements or "beta," standard deviation, and volatility of operating performance (cash flow and earnings) to identify securities that the Adviser believes will have less volatility than the overall equity markets. The investment model is used to select stocks to buy from those with higher expected returns and lower expected volatility and select stocks to sell from those whose expected returns have decreased and expected volatility has increased, subject to overall risk controls.

4. COMMENT. Please specify the investments that attempt to track the price movement of equity indices in the "equity risk" paragraph of each prospectus's "More Information about Risk" section and confirm that all types of equity securities that a Fund currently anticipates investing in as part of its principal investment strategies are included in the "Principal Investment Strategies" section of its prospectus.

     RESPONSE. In each "equity risk" paragraph, the phrase "instruments that attempt to track the price movement of equity indices" has been replaced with: "shares of exchange-traded funds that attempt to track the price movement of equity indices."

     The Adviser has confirmed that all types of equity securities that a Fund currently anticipates investing in as part of its principal investment strategies are included in the "Principal Investment Strategies" section of its prospectus.

5. COMMENT. In each prospectus's "Related Performance Data of the Adviser" section:

     a. Please state that the "net of fees" performance data provided is net of all fees and expenses, other than custodial fees, if any.

     RESPONSE. The sections have been revised to read as follows: "All fees and expenses, except custodial fees, if any, were included in the calculations."

     b. Please replace "Five or fewer" with the actual number of portfolios in the Composite as of each annual period end.

     RESPONSE. The requested changes have been made.

     c. Please specify the highest management fees in the Adviser's standard fee schedules and explain the rationale for not using performance-based management fees in the net-of-fees calculations.

     RESPONSE. The highest management fees in the Adviser's standard fee schedules have been provided. The sections have been revised to clarify that performance-based management fees would be included in the net-of-fees calculations where an Account is charged a performance-based management fee higher than the highest management fee in the Adviser's standard fee schedule.

     d.   Please define "inception date."

     RESPONSE. The following has been added after "inception date": "(the initial date of the Composite's performance record)."

6. COMMENT. Under the heading "How to Exchange Fund Shares" in the "Purchasing, Selling and Exchanging Fund Shares" section of each prospectus, please describe the tax consequences of an exchange between share classes of a Fund.

     RESPONSE. The following sentence has been added to the sections: "An exchange between share classes of the Fund is not a taxable event."

7. COMMENT. In the "Principal Risks" sections, please delete the sentence "A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC or any government agency" if it is not currently anticipated that the Funds will be advised by or sold through a bank.

     RESPONSE. The Trust respectfully declines to make the requested change because although there are currently no such plans, the Funds may come to be sold through one or more financial intermediaries that are banks or affiliates of banks. In a Letter to Registrants from Barbara J. Green, Deputy Director, Division of Investment Management, SEC (May 13, 1993), the SEC Staff expressed the view that the disclosure should be included in the prospectuses of any bank sold mutual funds, and not only in the prospectuses of mutual funds sold exclusively by or through banks.

8. COMMENT. In the "Principal Investment Strategies" sections of the LSV Global Value Fund and the LSV Global Managed Volatility Fund prospectuses, please describe ADRs and GDRs.

     RESPONSE. The following sentence has been added to the sections:
     "Depositary Receipts are certificates issued by a bank or trust company that represent ownership of shares of a foreign issuer and generally trade on an established market, in the United States or elsewhere."

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin